FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Summary of Annual General Meeting and Class A and B Preferred Stockholders Special Meeting held on April 27, 2005.

2.	Minutes of the Meeting Nº 160, held on April 27, 2005.

Item 1

NORTEL INVERSORA S.A.

Summary of Annual General Meeting and Class A and B Preferred Stockholders Special Meeting held on April 27, 2005.

There were four stockholders present, all of them by proxy, having deposited the amount of 5,676,454 shares in total, which granted them the right of the same number of votes and which represented 72.19% of the capital stock and of the shares.

It was stated that there was enough quorum to hold the Annual General Meeting, and that the Class A and B Preferred Stockholders’ Meeting failed for lack of a quorum, as the number of registered Class A and B Stockholders was insufficient. The Annual General Meeting was validly held; there was a proposal that the Board shall convene Class A and B Preferred Stockholders to a Special Meeting on second call with the purpose of considering item 12 in the Agenda.

1) Appointment of two stockholders to sign the Minutes

The meeting unanimously voted that the two stockholders present holding the higher amount of shares to participate in the Meeting should sign the Minutes: Ms. Adriana De Florio, on behalf of Sofora Telecomunicaciones S.A. and Mr. Fernando Ledesma Padilla, on behalf of Banco Rio de la Plata S.A. (on behalf of JP Chase Morgan Chase Bank, as a depositary of the ADRs of the Company).

2) Consideration of the documents prescribed in section 234, subparagraph 1 of Act 19,550 and of the Rules and Regulations of the Comisión Nacional de Valores (CNV) [Argentina’s Securities Commission], and the accounting records in English required by the Securities and Exchange Commission of the United States of America, for the fiscal year ending December 31, 2004.

The meeting unanimously voted in favor of the approval of the whole of the documentation as submitted to the stockholders for their consideration by the Board of Directors, the Audit Committee and the Supervisory Committee, except for the destination to be prescribed to non-appropriated profits and losses, this matter to be considered specifically in the Agenda.

Item 1

3) Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2004.

The meeting voted by a majority in favor of the performance of the Board and the Supervisory Committee, and that of each and all of the Directors and Auditors who served during the fiscal year that ended on December 31, 2004.

4) Consideration of the Board of Directors´ compensation (AR$ 180,000.-, appropriated amount) for the fiscal year that finished on December 31, 2004, which recorded a computable loss under the Rules and Regulations of the Comisión Nacional de Valores [Centralized Stock Depository].

The meeting voted by a majority in favor of the approval of the amount of AR$ 180,000 as fees for the performance of technical and administrative duties for independent directors, each time they performed said duties. It was stated that each and all of the Directors appointed by Common Stockholders waived the payment of their fees.

5) Authorization to the Board of Directors to make advanced payments of fees payable to those directors performing technical and administrative duties or executing special commissions; this is subject to what the stockholders’ meeting shall resolve. Determination of the amount of said payments.

The meeting voted by a majority, ad-referendum of what is resolved in the corresponding stockholder’s meeting, to grant the Board authorization to make advanced payments of fees to those directors who, during the fiscal year 2005, shall perform technical and administrative duties or shall fulfill a special commission, if such is the case, and/or to the independent directors that shall be appointed, up to a sum of AR$ 270,000.-, stating that such amount is the aggregate and not for each or any director individually.

Item 1

6) Fees payable to the Supervisory Committee and External Auditors for the fiscal year that ended December 31, 2004.

The meeting voted by a majority of votes to assign the Supervisory Committee an allocation of AR$ 60,000 as regards the fiscal year that is being considered; the Supervisory Committee is empowered to decide upon the distribution of said allocation among its regular members.

The meeting also voted by a majority, a compensation in the aggregate amount of AR$72,600 -VAT included- for the External Auditors from “Price Waterhouse & Co”, who performed their duties during the fiscal year that ended on December 31, 2004.

7) Consideration of the classification of the company under section 206 of Act 19,550, and of the proposal of the Board of Directors (a) to postpone the adoption of a resolution on the matter until the completion of the restructuring process of Telecom Argentina S.A.’s financial debt; (b) to convene a shareholders’ meeting to discuss the matter after the approval of the first financial statements of Telecom Argentina S.A. showing the accounting income resulting from the restructuring of its debt unless the aforementioned section 206 of Act 19,550 is suspended or ruled out by a regulation, and (c) to carry forward the unappropriated retained deficit balance of AR$ 977 million, which includes the fiscal year net loss in the amount of AR$ 361 million.

The meeting unanimously voted in favor of the approval of the Board’s proposal as it is stated in the Agenda.

8) Consideration of the expenses of the Audit Committee in an amount of AR$ 5,170. Consideration of the Audit Committee’s budget for the fiscal year ending December 31, 2005.

The meeting unanimously voted in favor of the approval of the expenses of the Audit Committee in the amount of AR$5,170. A budget of AR$50,000 for the fiscal year ending December 31, 2005, was also approved.

9) Appointment of the members of the Supervisory Committee.

The meeting unanimously voted in favor of the appointment of Ms. Silvia Graciela

Item 1

Poratelli, Mr. Enrique Garrido and Mr. Gerardo Prieto as Acting Members of the Supervisory Committee, as well as the appointment of Ms. Jacqueline Berzon, Mr. Mariano Federici and Mr. Guillermo Feldberg as Alternate Members of the Supervisory Committee. It was stated that Ms. Berzon and Mr. Federici shall indistinctly replace Ms. Poratelli and Mr.Garrido and Mr. Feldberg shall replace Mr. Prieto.

10) Appointment of the External Auditors of the Company for the fiscal year ending December 31, 2005 and determination of their fees.

The meeting unanimously voted in favor of the appointment of Mr. Juan Carlos Grassi as Regular Auditor and Mr. Juan Pedro Jackson and Ms. Silvia Patricia Giordano as Alternate Auditors from “Price Waterhouse & Co. S.R.L” as External Auditors to the Company for the fiscal year ending December 31, 2005. It was also resolved that their fees shall be determined by the Meeting which will consider the documentation of the fiscal year ending December 31, 2005; the Audit Committee is empowered to decide upon the ways services shall be performed and upon the advanced payments of fees.

11) Determination of the number of regular and alternate directors.

The meeting unanimously voted to set in 6 (six) the number of regular Board members and in 6 (six) the number of alternate members, out of which 5 (five) regular members and 5 (five) alternate members shall be appointed by the Common Stockholders, while the sixth Regular Director and the sixth Alternate Director shall be appointed by Class A and B Preferred Stockholders jointly.

12) Appointment of a regular director and an alternate director for A and B Preferred Shares jointly.

The meeting voted by a majority that, at the Board’s Meeting to be held at 4.00 pm on the same day, the Board shall convene Class A and B Preferred Stockholders’ Special Meeting, which failed for lack of a quorum, with the purpose of avoiding delays that could jeopardize the fulfillment of the second paragraph of section 237 of Act Nº 19,550. The meeting also voted by a majority to inform the directors duly appointed by

Item 1

the Class A and B Preferred Stockholders’ Special Meeting held on April 29, 2004, that they shall, in compliance with section 257 of Act Nº 19,550, remain holding office up to the moment they are replaced or re-elected -as applicable- by Class A and B Preferred Stockholders’ Special Meeting to be convened on a second call.

13) Appointment of regular directors and alternate directors by Common Shares.

Common stockholders unanimously voted that directors shall be appointed as follows:

a)	Regular Directors: Mr. Alberto Yamandú Messano Colucci and Mr. Oscar Carlos Cristianci; and Alternate Directors Mr. Bruno Iapadre and Mr. Franco Alfredo Livini who shall, in the event of absence or hindrance of any of them, replace indistinctly such regular Directors.

b)	Regular Director: Mr. Ricardo Alberto Ferreiro and Alternate Director Mr. Martín Gabriel Pou Queirolo, who shall, in the event of absence or hindrance, replace Regular Director Mr. Ricardo Alberto Ferreiro.

c)	Regular Director: Mr. Eduardo Federico Bauer and Alternate Director Mr. Horacio Walter Bauer, who shall, in the event of absence or hindrance, replace Regular Director Mr. Eduardo Federico Bauer.

d)	Regular Director: Mr. Guillermo Michelson Irusta and Alternate Director Mr. Alejandro Borda, who shall, in the event of absence or hindrance, replace Regular Director Mr. Guillermo Michelson Irusta.

It was stated that Regular and Alternate Directors named in the abovementioned items a) and c) in compliance with Section 4º of Chapter XXI of CNV [Centralized Stock Depository] Rules and Regulations are “non independent”, whereas Regular and Alternate Directors named in items b) and d) are “independent”.

José Gustavo Pozzi

Responsible for the Relations with the Market

Item 2

Minutes of the Meeting Nº 160: At Alicia Moreau de Justo 50, 11th Floor, City of Buenos Aires, on the 27th day of April, 2005, at 4.00 p.m., the Board of Directors of NORTEL INVERSORA S.A. held a duly convened meeting, with the attendance of the undersigned Regular Directors and the members of the Supervisory Committee. Also present, Mr. José Gustavo Pozzi, Manager of the Company.

The meeting was presided over by Mr. Alberto Y. Messano Colucci, who, after confirming there was a quorum, declared the meeting open and proceeded to business.

1. Appointments

After taking the floor, Mr. Messano informed that, on February 27, 2005, the Annual General Meeting appointed five Regular Directors and five Alternate Directors for the Common shares. The Class A and B Preferred Stockholders’ Special Meeting was not held for lack of a quorum; therefore, upon decision of the Annual General Meeting, the Board of Directors shall convene the Class A and B Preferred Stockholders’ Special Meeting on second call, in order to submit to consideration item 12 included in the Agenda, which refers to the appointment of a regular director and an alternate director for Class A and B Preferred Stockholders jointly. Pursuant to section 257 of Act 19,550, the regular director and the alternate director opportunely appointed by said Stockholders shall hold office until said directors are actually appointed.

Mr. Messano then explained that the purpose of the meeting was to appoint the President and Vice President of the Board of Directors, pursuant to section 15 of the By-Laws.

After some considerations, in which candidates refrained from intervening, the Board of Directors resolved unanimously to appoint Mr. Alberto Yamandú Messano Colucci as President and Mr. Ricardo Alberto Ferreiro as Vice president of the Board. The Board of Directors is formed as described below.

It is hereby stated that, in the event that in Class A and B Preferred Stockholders’ Special Meeting to be convened herein, it is resolved that Mr. Carlos Marcelo Villegas and Mr. Domingo Jorge Messuti, who hold office as Regular Director and Alternate Director pursuant to section 257 of Act Nª 19,550 shall be replaced, candidates appointed for that purpose by said Meeting shall hold said offices:

Item 2

Chairman:	Alberto Yamandú Messano Colucci

Vice Chairman:	Ricardo Alberto Ferreiro

Regular Directors:	Oscar Carlos Cristianci
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas ( Class A and B Preferred)

Alternate Directors:	Bruno Iapadre
Martin Gabriel Pou Queirolo
Franco Alfredo Agustin Pablo Livini
Horacio Walter Bauer
Alejandro Borda
Domingo Jorge Messuti (Class A and B Preferred)

According to what was resolved by the Meeting on April 27, 2005, Alternate Directors Mr. Bruno Iapadre and Mr. Franco Alfredo Agustin Pablo Livini shall replace indistinctly Regular Directors Mr. Alberto Yamandú Messano Colucci and Mr. Oscar Carlos Cristianci. Directors Mr. Martin Gabriel Pou Queirolo and Mr. Horacio Walter Bauer shall replace respectively Regular Directors Mr. Ricardo Alberto Ferreiro and Mr. Eduardo Federico Bauer. Alternate Director Mr. Alejandro Borda shall replace Regular Director Mr. Guillermo Michelson Hirsuta, and Alternate Director Mr. Domingo Jorge Messuti shall replace Regular Director Mr. Carlos Marcelo Villegas. In the event of absence or hindrance whatsoever, any and all of the Alternate Directors shall replace the Regular Directors in the abovementioned order, according to what was resolved in the Meetings held on this day.

It is hereby stated that the appointed Directors have sent acceptance to their appointments and each of them has turned over to the Company the sum of AR $10 (ten Argentine Pesos) in cash, as a guarantee of good performance of their services during their term of duty, pursuant to section 16 of the By-Laws.

Item 2

Pursuant to Section 256 of Act 19,550, Regular and Alternate Directors constitute special domicile as follows:

Regular Directors:

Alberto Yamandú Messano Colucci: Av. Madero 900, 26° Floor, City of Buenos Aires.

Ricardo Alberto Ferreiro: Av. Callao 2073, 2° Floor, City of Buenos Aires.

Oscar Carlos Cristianci: Av. Madero 900, 26° Floor, City of Buenos Aires:

Eduardo Federico Bauer: Uruguay 618, 5° Floor, City of Buenos Aires.

Guillermo Michelson Irusta: Av. Córdoba 1255, 1° Floor, City of Buenos Aires.

Carlos Marcelo Villegas: San Martín 140,14° Floor, City of Buenos Aires.

Alternate Directors:

Martín Gabriel Pou Queirolo: Paraná 608, 4° Floor “10”, City of Buenos Aires.

Horacio Walter Bauer: Av. Madero 900, 10° Floor, City of Buenos Aires.

Bruno Iapadre: Av. Madero 900, 26° Floor, City of Buenos Aires.

Franco Alfredo Agustin Pablo Livini: Av. Madero 900, 26° Floor, City of Buenos Aires.

Alejandro Borda: Talcahuano 1146 - Ground Floor A, City of Buenos Aires.

Domingo Jorge Messuti: Roque Saenz Peña 547, 7° Floor, City of Buenos Aires.

In compliance with Section 4º, paragraph xxi.2, Chapter XXI, Book 6 “Transparency” of the Comisión Nacional de Valores (Centralized Stock Depository) Rules and Regulations, the Chairman informed that Regular Directors Mr. Guillermo Michelson Irusta, Mr. Ricardo Alberto Ferreiro and Mr. Carlos Marcelo Villegas, and Alternate Directors Mr. Alejandro Borda, Mr. Martín Gabriel Pou Queirolo and Mr. Domingo Jorge Messuti are “independent directors”, while all the other directors are “non independent directors”.

Mr. Messano then explained that, on this date, the Annual General Meeting resolved the Board shall convene Class A and B Preferred Stockholders’ to the Special Meeting on second call; item 12 shall be considered in the Agenda of said Meeting, which refers to the appointment of a regular director and of an alternate director respectively by Class A and B Preferred Stockholders jointly. It is hereby stated that, Dr. Carlos Alberto Villegas, who was absent on this date as was his alternate Dr. Domingo Jorge Messuti, has agreed to call said Class A and B Preferred Stockholders’ Special Meeting, so that what was resolved by the Meeting as to the second paragraph of section 237 of Act 19,550 is duly complied with.

Item 2

After considering the abovementioned, the Board resolves unanimously that Class A and B Preferred Stockholders’ Special Meeting be convened on second call; such Meeting shall be held on May 24th, 2005, at 10.00 am, at Av. Alicia Moreau de Justo 50 - Ground Floor - City of Buenos Aires. Business included herein below:

AGENDA

1) Appointment of two stockholders for the approval and signing of Minutes.

2) Appointment of a regular director and an alternate director for Class A and B Preferred Shares jointly.

Note I: To attend the Meeting, Class A Preferred Stockholders (the registry of which is kept by the Company) must send a notification of attendance and Class B Preferred Stockholders must deposit with the Company the corresponding certificate issued by Caja de Valores, no less than three business days before the holding of the Meeting in each case, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 2.00 pm to 6.00 pm. Deadline is May 18, 2005, at 6.00 p.m. The Stockholders’ Meeting shall be held in a domicile other than the legal domicile of the Company.

Note II: According to the dispositions of General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following particulars of the holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever attends the Meeting representing the holder of record of the shares.

Note III: Those who shall sign up to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules and Regulations to be able to cast dissenting vote.

Publish the notices of Class A and B Preferred Stockholders’ Special Meeting in the Official Bulletin and in the newspaper “La Nación”.

Item 2

Inform the Comisión Nacional de Valores and the Buenos Aires Stock Exchange that this stockholders’ meeting is being convened, submitting for such purpose the relevant documents with the formalities and within the time periods established by said entities.

2. Audit Committee - Appointment of its members

The President took the floor, and said that, according to dispositions of Decree Nº 677/01, the Board must consider the way in which the Audit Committee shall be formed for the fiscal year that shall finish on December 31, 2005, as to the regulatory measures about the Audit Committee decided upon by the Board on May 3, 2003. The President also stated that, as from July 31, 2005, all of the members of the Audit Committee must be independent, and one of them must also be an expert in finance, according to Rule10 A-3 of the United States Securities & Exchange Commission.

After some considerations, the Board unanimously resolved:

a) To set in 3 (three) the members of the Audit Committee, as from this date and up to the next Annual General Meeting.

b) To appoint regular directors Mr. Guillermo Michelson Irusta (independent director), Mr. Carlos Marcelo Villegas (independent director) and Mr. Ricardo Alberto Ferreiro (independent director) members of the Audit Committee. It is hereby stated that they formally accepted their appointments. It is also stated that all of them are familiar with and have experience in matters related to business and/or finance and/or accounting, as is required by section 13 of Chapter III of CNV Rules and Regulations.

c) To state that Mr. Ricardo Alberto Ferreiro is the Audit Committee “expert in finance”, as he fulfills all the requirements included the applicable SEC’s regulations, i.e.: knowledge of the accounting rules and principles generally accepted (PCGA); ability to evaluate the general application of the PCGA as regards accounting of estimates, accruals and reserves; experience in the preparation, auditing, analysis and evaluation of financial statements with a level of complexity similar to those of the Company; knowledge of the internal controls and procedures, for the preparation and presentation of financial reports; and understanding of the role and responsibilities of the Audit Committee. The Board

Item 2

hereby states that this appointment is carried out taking into account Mr.Ferreiro’s professional background, as follows: Mr. Ferreiro is a lawyer, he has performed duties as receiver in bankruptcy of financial entities, and as from 1994 up to 1999 he was Auditor for the Banco Central appointed by the National Executive Power with the consent of the National Senate and served for two terms. Later, he was Director of the Banco Central. Such professional background and Mr. Ferreiro’s experience show Mr. Ferreiro fulfills the legal criteria stipulated by the Audit Committee to qualify as “expert in finance”.

d) To immediately appoint a member in case of resignation, removal, death or incapacity whatsoever of any of its members, pursuant to the Audit. Committee’s Regulations. Said new member shall hold office until the next Annual General Meeting (item1.5 of the Regulations). The appointed member shall fulfill the requirements in item I.4 of said Regulations and his/her appointment shall not affect the majority of independent members form the Audit Committee.

e) To inform the societies’ supervision authorities of the appointment of the members of the Audit Committee, in compliance with section 13 of Chapter III of the CNV Rules and Regulations, and Rule 10 A-3 of the United States Securities & Exchange Commission.

The members of Nortel Audit Committee hereby state that they are also members of the Audit Committee of the following companies:

Carlos Marcelo Villegas: Banco Comafi S.A. y Argenclear S.A.

In the event they should form part of more than three Audit Committees of companies in public tender, the members of the Audit Committee agree to inform the Board of the Company of such situation, so that, if such is the case, the Board shall evaluate if this is compatible with the time needed to perform their duties.

There being no further business, the meeting was adjourned at 4.30 p.m.

Present:

Regular Directors:	Alberto Y. Messano Colucci
Ricardo Alberto Ferreiro
Oscar Carlos Cristianci
Eduardo Federico Bauer
Guillermo Michelson Irusta

Supervisory Committee:	Enrique Garrido
Silvia Graciela Poratelli
Gerardo Prieto

Manager:	José Gustavo Pozzi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 3, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager